Via EDGAR and Facsimile

May 20, 2011

United States Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Attention: Suzanne Hayes, Assistant Director

Re:	The Bank of New York Mellon Corporation

Form 10-K for the Fiscal Year Ended December 31, 2010

Filed February 28, 2011

File No. 000-52710

Dear Ladies and Gentlemen:

This letter is our response (the “Response”) to the letter, dated May 6, 2011 (the “Comment Letter”) from the staff of the Division of Corporation Finance (the “Staff”) of the U.S. Securities and Exchange Commission (the “Commission”) relating to The Bank of New York Mellon Corporation’s (the “Company” or “BNY Mellon”) Annual Report on Form 10-K for the year ended December 31, 2010 and Form 8-K filed April 19, 2011.

Company Response

For your convenience, the text of the Staff’s comment is set forth in bold followed by our response. The heading and numbered response set out below correspond to the heading and numbered comment in the Staff’s Comment Letter.

Form 10-K for the Fiscal Year Ended December 31, 2010

Item 1. Business

Supervision and Regulation, page 4

1.	You may not qualify this section by reference to the full text of the statutes and regulations described. Please confirm that you will not qualify this section in future filings.

One Wall Street, New York, N.Y. 10286

We confirm that in future filings with the Commission, we will not qualify the Supervision and Regulation section by reference to the full text of the statutes and regulations described therein.

Item 1A. Risk Factors, page 16

2.	This section should discuss the most significant factors that make an investment in your securities risky, not “some of the more important” factors. Please provide us with a revised introductory paragraph to be included in future filings.

Below please find a draft of our introductory paragraph to Item 1A. Risk Factors, revised to reflect the Staff’s comment.

“Making or continuing an investment in securities issued by us, including our common stock, involves certain risks that you should carefully consider. The following discussion sets forth our most-significant risk factors that could affect our business, financial condition or results of operations. However, other factors, besides those discussed below or elsewhere in this Form 10-K or other of our reports filed with or furnished to the SEC, also could adversely affect our business or results. We cannot assure you that the risk factors described below or elsewhere in this report and such other reports address all potential risks that we may face. These risk factors also serve to describe factors which may cause our results to differ materially from those described in forward-looking statements included herein or in other documents or statements that make reference to this Form 10-K. See ‘Forward-looking Statements.’”

3.	Many of your risk factor discussions are too vague to be meaningful to investors. For example:

•	“Uncertainties in global financial markets and the economy in general may materially adversely affect our business and results of operations;”

•	“Concerns over market volatility continue;”

•	“We are subject to extensive government regulation and supervision…;”

•	“Recent legislative actions may have an adverse effect on the Company’s operations;” and

•	“Strategic acquisitions may pose integration risks.”

Please provide draft disclosure to be included in future filings expanding your risk factors discussions to identify any specific situations that make you particularly vulnerable to the identified risks, including regulatory changes. Additionally, provide a more specific discussion of the potential consequences.

We respectfully submit that we believe the risk factors in our Annual Report on Form 10-K for the year ended December 31, 2010 are meaningful and reflect an appropriate level of specificity to capture the potential impact of these risks to our business. The Staff has cited in its comment five risk factors that it stated were “too vague to be meaningful to investors.” We believe that each of the cited risk factors discuss with specificity the potential impact to our business.

For example, in the risk factor relating to uncertainties in global financial markets and the economy, we reference eight areas of our business that may be adversely impacted by continued market and economic uncertainty: (i) an increase in our market risk exposure; (ii) a decline in investor participation and client assets in our Investment Management business and the potential negative impact on such business; (iii) a decline in fund flows or change in customers’ allocation of assets in our Investment Management business and the potential negative impact on such business; (iv) the impact on our ability to operate commingled investment funds at a net asset value of $1.00 per unit and to allow unrestricted cash redemptions in those funds, as well as associated claims and financial losses; (v) the potential adverse impact of heightened regulation on our costs and business strategy; (vi) the uncertainty inherent in our process to estimate losses could impact our credit exposure and fair value of securities; (vii) our access to capital markets could be impacted by further disruptions in the markets; and (viii) a decline in our pension and other post-retirement plan assets. Furthermore, in the risk factor relating to concerns over market volatility, we state that we could realize significant losses if unprecedented extreme market events were to continue, which may have a material adverse effect on our ability to access capital and on our business, financial condition and results of operation. Annex A, which is attached hereto, highlights the sentences in the five risk factors cited by the Staff that we believe address with specificity the potential impact of the risk to our business.

For certain matters we are unable to address with specificity the impact on our business because the potential impact is not yet ascertainable. For example, with respect to risks associated with regulatory changes, such as the Dodd-Frank Wall Street Reform and Consumer Protection Act, we will be able to elaborate further on the potential risks to our business once final implementing regulations have been issued. Notwithstanding the foregoing, we will continue to review our risk factors, as appropriate, to elaborate on additional potential consequences to our business, add additional detail and examples or streamline our risk factors, in our future filings with the Commission.

Item 7. Management’s Discussion and Analysis of Financial Condition and Results of Operations, Page 4

Liquidity and dividends, page 51

4.

We note your disclosure of the value of your liquid funds as of December 31, 2010 and 2009. Given the importance of liquidity to your operations, and the potential volatility of liquid funds on a daily basis, in addition to disclosing the amount of liquid assets as of the balance sheet dates, please also disclose the average amounts of liquid assets during the period. Additionally, please define what you consider to be “liquid funds” (as contrasted with non-core sources of funds) and consider disaggregating and quantifying the components included in liquid funds, on both period end and average during the period basis.

In future filings with the Commission, we will include disclosure to comply with the Staff’s Comment 4.

Trading Activities and Risk Management, page 62

5.	We note your disclosure that your trading activities are focused on acting as a market maker for your customers, and the risk from those market-making activities and from your own positions are managed by your traders. Based on disclosures here and in various parts of your filing, it is not clear how much of your foreign exchange and other trading revenues were generated from your proprietary trading business. We believe that separate quantification of your proprietary trading revenues, to the extent material, will provide useful information to allow readers to understand the significance of your proprietary trading activities to your overall results of operations and to more clearly understand the impact that the Volcker rule and its limitations on proprietary trading activities is expected to have on your business going forward. Accordingly, please revise your future filings to separately disclose your revenues earned from proprietary trading activities, if material. In addition, if material, please clearly define what you consider to represent proprietary trading activities and discuss changes you plan to implement, or have implemented, as a result of future prohibitions or limitations on this type of activity in the future.

In future filings with the Commission, we will include disclosure to comply with the Staff’s Comment 5.

6.	We note your disclosure that trading services revenue includes revenue from foreign exchange trading and brokerage and other trading services. Given the significance of foreign exchange trading transactions to your results of operations, please revise future filings to describe the different ways in which you execute foreign exchange transactions with clients. As part of your enhanced disclosure, please describe the types of fees and other revenues earned by these different transactions, and the relative profitability and volume of each type.

In future filings with the Commission, we will include disclosure to comply with the Staff’s Comment 6.

Item 8. Financial Statements and Supplementary Data

Note 1 – Summary of significant accounting and reporting policies, page 95

Allowance for loan losses and allowance for lending related commitments, page 98

7.	We note your discussion of the four elements of the allowance for loan losses, and specifically the third element related to the allowance for residential mortgage loans. Your policy methodology for this element describes an approach where you determine a probability of default, loss given default, and then an expected loss is calculated using those factors. Then, the resulting loss factor is applied against the loan balance to determine the reserve held for each pool. If true, please revise your future filings to clarify how this methodology captures the probable loss inherent in the loans, as opposed to the expected loss in the loans and provide us with your proposed changes in your response letter. Otherwise, tell us what you mean here, and identify the accounting literature on which you relied.

The methodology we describe only captures the probable loss inherent in our loan pools and we will revise our future filings to exclude use of the word “expected” as we do not forecast loan losses in our loan pools. Specifically in the Notes to our Consolidated Financial Statements, we will state: “For each pool, the probable loss inherent in the loans is calculated using the above factors. The resulting probable loss factor is applied against the loan balance to determine the reserve held for each pool.” We will also revise our description of the second element in the Notes to our Consolidated Financial Statements as follows: “The second element, higher risk-rated credits and pass-rated credits, is based on our probable loss model. All borrowers are assigned to pools based on their credit ratings. The probable loss inherent in each loan in a pool incorporates the borrower’s credit rating, loss given default rating and maturity.”

Item 11. Executive Compensation

Director Compensation, page 37-38

8.	We note your disclosure that each non-management director receives an annual award of deferred stock units in an amount determined by the Board on the recommendation of your CG&N Committee. Please provide us with draft disclosure to be included in future filings that describes the process the CG&N Committee and the Board utilize in determining these awards.

Below please find draft disclosure relating to the process for determining equity awards for non-management directors to be included in our future filings with the Commission. Please note that, although this language reflects our current process for determining such awards, because we are always actively engaged in a continuing effort to refine and improve our compensation disclosure and practices, the actual language used in our future filings may not compare precisely with the language set forth below. In addition, our future disclosure will reflect the type and terms of the equity awards, if any, awarded to our non-management directors.

“In accordance with our Corporate Governance Guidelines and the Charter of the Corporate Governance and Nominating Committee (“CG&N Committee”), the CG&N Committee is responsible for reviewing and making recommendations annually to the Board of Directors regarding non-management director compensation. Pursuant to the Guidelines, the CG&N Committee annually reviews the Company’s compensation to non-management directors, including equity awards, to ensure that our non-management director compensation is consistent with market practice and to align our directors’ interest with those of long-term stockholders while not calling into question the directors’ objectivity. The CG&N Committee also assesses its process for reviewing non-management director compensation annually. In undertaking its review, the CG&N Committee utilizes benchmarking data regarding non-management director compensation of the Company’s peer group based on public filings with the Commission, as well as survey information analyzing non-management director compensation at U.S. public companies, including the 100 largest U.S. public companies (as ranked by Fortune magazine) and the 469 publicly owned companies in the Fortune 500. The CG&N Committee utilizes this data to assess the appropriateness of our non-management director compensation in light of the principles set forth in the Corporate Governance Guidelines.

In 2008, 2009, 2010 and 2011, based on its review, the CG&N Committee recommended to the Board of Directors that all non-management directors receive an annual equity award in the form of deferred stock units with the value of $110,000. The Chairman of the CG&N Committee reports on the CG&N’s review and recommendations to the Company’s Board of Directors annually. After discussion of the CG&N Committee’s recommendations, in each of 2008, 2009, 2010 and 2011, the Board approved the non-management director compensation, including the equity award.”

Compensation Discussion and Analysis, page 43

9.	Please tell us why you provided abbreviated disclosure for three of your named executive officers. If you concluded that you were not required to provide the same level of disclosure for all named executive officers, please tell us the basis for that conclusion.

We respectfully submit that the Compensation Discussion and Analysis section (“CD&A”) contained in our proxy statement for our 2011 Annual Meeting of Shareholders is responsive to the requirements of Item 402 of Regulation S-K for each of the seven persons who were named executive officers for 2010. We did not conclude that there were different disclosure requirements applicable to some of these persons.

In addition to our discussion of the CD&A, we note that all seven of the named executive officers were identified, and their relevant information was disclosed, within the

Summary Compensation Table (page 65 of the proxy statement), the 2010 Grants of Plan-Based Awards Table (page 68), and the 2010 Option Exercises and Stock Vested Table (page 71). Each of the named executive officers was also included or discussed within the Outstanding Equity Awards at Fiscal Year-End 2010 Table (page 69, listing six named executive officers and noting that there were no outstanding equity awards for Mr. O’Hanley as of December 31, 2010). The 2010 Pension Benefits Table also lists each named executive officer who participated in the relevant plans as of December 31, 2010 (page 72, listing the six named executive officers and excepting Mr. Arledge, who did not participate in the plans as of December 31, 2010). Similarly, the 2010 Nonqualified Deferred Compensation Table (page 75) lists all of the named executive officers with deferred compensation balances as of December 31, 2010.

The CD&A section of the proxy statement, read as a whole, discusses the compensation awarded to, earned by or paid to each of the seven named executive officers. With respect to each such person, we included an explanation of all material elements of the compensation of such person. As indicated in Item 402(b)(2) of Regulation S-K, such material information varied between the individuals, in the case of Messrs. Arledge, Elliott and O’Hanley due to their individual circumstances in 2010. We explained to investors that we would discuss the compensation of Messrs. Arledge, Elliott and O’Hanley separately due to these circumstances in the second and third paragraphs under “Current Named Executive Officers” on pages 47-48 of the proxy statement.

Mr. Arledge joined the company on October 28, 2010. The elements of his compensation, including incentive targets, equity awards and bonuses, and the decision making associated with his compensation are discussed on pages 58-59 of the proxy statement. This description was separately stated to address differences between the procedure for establishing his compensation and that of other continuing named executive officers (Messrs. Kelly, Gibbons, Hassell and Rogan), due in part to his prior employment and his arrival at the company in October 2010. As described on pages 51-52, the 2010 targeted compensation for our named executive officers was determined by the Human Resources and Compensation Committee of the Board of Directors in March 2010, before Mr. Arledge joined the company. To the extent that the compensation practices or procedures differed or conformed with those applicable to other named executive officers, they are described or referenced within the specific discussion of Mr. Arledge’s compensation.

Mr. Elliott retired as Senior Vice Chairman on December 30, 2010. The description of Mr. Elliott’s compensation was separately stated on page 59 of the proxy statement due to his retirement before the end of the year, in contrast to those other named executive officers who continued employment after year end. In describing Mr. Elliott’s compensation, rather than repeat a description of the procedures through which compensation, including bonuses and equity awards, was determined for named executive officers (other than Mr. Arledge), as described in detail at pages 50 through 55 and 57, we stated that the same procedures were used in determining Mr. Elliott’s compensation. Thus the detailed description of such procedures was made specifically applicable to Mr. Elliott.

Mr. O’Hanley resigned from the company effective July 17, 2010. The description of Mr. O’Hanley’s compensation was separately stated on page 59 of the proxy statement due to his departure from the company before the end of the year, in contrast to those other named executive officers who continued employment after year-end. In describing his compensation, we concluded that the bonus procedure was not relevant since he was not an employee when 2010 bonuses were considered or awarded and he was not paid a bonus for 2010. To the extent that Mr. O’Hanley received an equity award for 2010, it was forfeited upon his departure from the company. The description also states that the same procedure applicable to other named executive officers was used in determining his 2010 award. In that regard, the equity award was also included within the Summary Compensation Table on page 65 of the proxy statement, as required, and noted as forfeited upon his departure.

Page 48 of the proxy statement states: “Unless otherwise indicated, references to the ‘named executive officers’ in this CD&A exclude Messrs. Elliott and O’Hanley and exclude Mr. Arledge when the term is used in discussing periods of time prior to October 28, 2010, the date Mr. Arledge joined the company.” This statement was intended to direct the reader to the specific discussion of the compensation of Messrs. Elliott, O’Hanley and Arledge which appears at the end of the CD&A, wherein portions of the remaining CD&A are referenced and incorporated as appropriate. The statement was not intended to mean that the CD&A as a whole excludes a discussion of the compensation of Messrs. Elliott, O’Hanley and Arledge. Given the circumstances of these named executive officers – i.e., Mr. Arledge’s arrival in October 2010 and Messrs. Elliott’s and O’Hanley’s departures prior to year end – and the implications of these circumstances on their 2010 compensation, we discussed their compensation under separate headings to assist investors in better understanding their compensation. Accordingly, we respectfully submit that we have provided the appropriate level of disclosure for each of the named executive officers discussed in our CD&A.

2010 Corporate Component Results, page 54

10.	Please tell us what the budget figure was for each of your corporate financial and qualitative measures and explain why this information is not disclosed.

We did not provide the budget figures for the corporate measures because they are immaterial to an investor’s understanding of our compensation program.

Under Item 402(b) of Regulation S-K and Instruction 1 thereto, the purpose of the CD&A is to provide investors with information that is both “material” and “necessary to an understanding of [our] compensation policies and decisions regarding the named executive officers.” Instruction 3 further indicates that the CD&A “should focus on the material principles underlying the registrant’s executive compensation policies and decisions and the most important factors relevant to analysis of [compensation] policies and decisions.” We respectfully submit that we have provided all of the material information necessary to an investor’s understanding of our compensation policies and decisions and the most important factors relevant to an analysis of those policies and decisions.

In its “Staff Observations in the Review of Executive Compensation Disclosure”, the Staff specifically notes that, “[r]ather than presenting a specific requirement to disclose corporate and individual performance targets, the Commission adopted a principles-based disclosure model in which a company determines whether performance targets are a material element of its compensation policies and decisions.” Following customary principles, we concluded that the specific quantitative performance targets were immaterial for the following reasons:

1.	Specific quantitative targets are not used in any set formula for determining compensation outcomes; rather, as discussed in the proxy statement, they are one of many factors considered as part of the decision-making process by the Human Resources and Compensation Committee of the Board of Directors (the “HRCC”).

As we described in the CD&A on pages 50-59, the HRCC uses a balanced scorecard framework to assist in its determination of bonuses for named executive officers. Under our balanced scorecard framework, annual cash bonuses are divided into two components – the corporate component and the individual component. The components consist of both quantitative and qualitative factors, and the HRCC has discretion in its determination of the named executive officers’ bonuses after an analysis of these factors as described in the CD&A.

We believe that the particular quantitative figures included in each component are not material to an investor’s understanding of our incentive compensation practices, and we concluded that the inclusion of such figures could have even been misleading to an investor’s understanding of those practices. In that respect, on page 52 of the CD&A, we stated that “the process for determining the amount of a bonus payment is not a simple mathematical exercise but a much more comprehensive process that involves the analysis of corporate and individual performance and the exercise of the HRC Committee’s discretion.” Consequently, inclusion of budget figures would have caused an investor to infer that the determination of bonuses was solely arithmetical by the juxtaposition of actual and budget figures, without regard to the HRCC’s discretion.

We believe that what is most relevant to investors is how our HRCC uses budget figures to make its determinations regarding our named executive officers’ incentive compensation. We disclose in extensive detail on pages 53-56 of the CD&A how budget figures factor into the HRCC’s process in determining the “corporate component” of incentive compensation. In the case of operating earnings per share, we also specifically provided investors, on page 54 of the CD&A, with a frame of reference regarding where our actual operating earnings per share fell within the pre-set range. In this context, although it was relevant to investors that the HRCC identified operating earnings per share as a significant goal, the specific budgeted amount is not material in light of the framework and the multiple other metrics.

2.	The budget operating earnings per share is confidential commercial or financial information within the meaning of Exemption 4 of the Freedom of Information Act.

Instruction 4 to Item 402(b) of Regulation S-K indicates that “registrants are not required to disclose target levels with respect to specific quantitative or qualitative performance-related factors considered by the compensation committee or the board of directors, or any other factors or criteria involving confidential trade secrets or confidential commercial or financial information, the disclosure of which would result in competitive harm for the registrant.” Our budget figures are proprietary confidential business and financial information, the disclosure of which would provide competitive harm and significant adverse consequences to our business. Disclosure of these figures could lead to intense speculation by investors and inaccurate forecasting of future profitability by securities analysts.

Accordingly, we respectfully submit that we have provided the appropriate level of disclosure of our incentive compensation practices in CD&A and that the inclusion of budget figures is neither necessary nor helpful for investors to understand our compensation program and the determinations made by the HRCC with respect to our named executive officers. We also believe that inclusion of such figures could be misleading to investors about the nature of our bonus determinations. Nonetheless, in our future filings with the Commission, we will continue to review our CD&A to ensure that it provides complete and accurate disclosure that is material to an investor’s understanding of our compensation practices.

Form 8-K filed April 19, 2011

Exhibit 99.1

11.	We note your disclosure that in the first quarter of 2011, you realigned your internal reporting structure and business presentation to focus on your two principal businesses, and that the realignment reflects management’s current approach to assessing performing and decisions regarding resource allocations. Please respond to the following:

•

Tell us whether you are aggregating operating segments to the new reportable segments, or whether your operating segments have been changed due to the way that your chief operating decision maker now makes decisions about resources to be allocated to the segment to assess performance.

•	Tell us in more detail the drivers behind the segment change. For example, tell us whether there were other internal organizational changes that drove the change in segments.

In the first quarter of 2011, we realigned our internal reporting structure into two principal operating segments to reflect the manner in which our Chief Operating Decision Maker, Chairman and CEO Robert P. Kelly (the “CODM”), assesses performance and allocates resources. This realignment was the result of both changes in the organizational responsibilities of our senior management team and the substantial completion of merger and integration (M&I) activities associated with the merger of The Bank of New York Company, Inc. and Mellon Financial Corporation on July 1, 2007. The change in reportable segments is not the result of an aggregation of operating segments to new reportable segments.

In late 2010, our Senior Vice Chairman Steven G. Elliott retired, and several senior management positions under our President Gerald L. Hassell were realigned among managers with day-to-day lines of business responsibilities. As a result of these actions, Gerald Hassell is now the segment manager for our Investment Services segment. Also in late 2010, Curtis Y. Arledge was hired to run the combined Asset Management and Wealth Management businesses. Previously our Asset Management business had been run by Ronald P. O’Hanley and our Wealth Management business had been run by David F. Lamere, each of whom left BNY Mellon in 2010. The combined Asset Management and Wealth Management business is now called the Investment Management segment. As segment managers, Gerald Hassell and Curtis Arledge have been delegated certain resource allocation authority for those businesses within their segments, and our CODM is primarily focused on performance assessment and resource allocation decisions to these two principal operating segments.

In addition to these organizational changes within our senior management team since the merger resulting in BNY Mellon, there were also significant merger and integration activities that were substantially completed at the end of 2010. The completion of these activities caused us to re-examine the structure of our reporting segments in the beginning of 2011. The technologies and business processes in our Investment Services segment have become more common across products since the merger. We also now more commonly offer comprehensive solutions to clients that cross business lines within Investment Services rather than products of individual businesses. Furthermore, our focus on comprehensive solutions has enabled us to manage our client relationships at the Investment Services segment level as well. Based upon all these changes, which were substantially completed at the end of 2010, we concluded that a change in our operating segment presentation was appropriate in the first quarter of 2011.

**************************

On behalf of the Company, I hereby acknowledge that:

•	the company is responsible for the adequacy and accuracy of the disclosure in the filing;

•	staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Should you have any additional questions or comments, please contact me at (212) 635-1901 (facsimile transmission (212) 635-1121) or John Park, Controller at (212) 635-7080 (facsimile transmission (212) 635-8523).

Yours very truly,

THE BANK OF NEW YORK MELLON CORPORATION

/s/ Thomas P. Gibbons
Name:	Thomas P. Gibbons
Title:	Chief Financial Officer

Annex A

Risk Factors from Annual Report on Form 10-K for the year ended December 31, 2010

Note: Bolded and underlined language relates to our response to the Staff’s Comment 3

Uncertainties in global financial markets and the economy generally may materially adversely affect our business and results of operations.

Our results of operations are materially affected by conditions in the domestic and global financial markets and the economy generally, both in the U.S. and elsewhere around the world. While there are indications that both the financial markets and the economy are recovering from the recent worldwide recession, a variety of factors raise concern over the course and strength of the recovery, including low interest rates, depressed home prices and increasing foreclosures, volatile equity market values, high unemployment, governmental budget deficits (including, in the U.S., at the federal, state and municipal level), contagion risk from possible default by other countries on sovereign debt, declining business and consumer confidence and the risk of increased inflation. These factors continue to have a significant effect on both the global economy and our business. The resulting economic pressure on consumers and lack of confidence in the financial markets may adversely affect certain portions of our business and our financial condition and results of operations. A worsening of these conditions would likely exacerbate the adverse effects of these difficult market conditions on us and others in the financial institutions industry. In particular, we may face the following risks in connection with these events:

•	The amount and range of our market risk exposures have been increasing over the past several years, and may continue to do so.

•

During periods of unfavorable market or economic conditions, the level of individual investor participation in the global markets, as well as the level of client assets, may also decrease, which would negatively impact the results of our Asset and Wealth Management businesses.

•

Fluctuations in global market activity could impact the flow of investment capital into or from assets under management and the way customers allocate capital among money market, equity, fixed income or other investment alternatives, which could negatively impact our Asset Management business.

•

Our ability to continue to operate certain commingled investment funds at a net asset value of $1.00 per unit and to allow unrestricted cash redemptions by investors in those commingled funds (or by investors in other funds managed by us which are invested in those commingled investment funds) may be adversely affected by depressed mark-to-market prices of the underlying portfolio securities held by such funds, or by material defaults on such securities or by the limited sources of liquidity that are available to such funds; and we may be faced with claims from investors and exposed to financial loss as a result of our operation of such funds.

•	Heightened regulation of our industry will increase our costs and may limit our ability to pursue business opportunities that we would otherwise pursue.

•

The process we use to estimate losses inherent in our credit exposure and to ascertain the fair value of securities held by us is subject to uncertainty in that it requires difficult, subjective, and complex judgments, including forecasts of economic conditions and how these conditions might impair the ability of our borrowers and others to meet their obligations.

•

Our ability to access the public capital markets on favorable terms or at all could be adversely affected by further disruptions in the markets or other events, including actions by rating agencies and deteriorating investor expectations.

•	The value of our investments in equity and debt securities, including our marketable debt securities and pension and other post-retirement plan assets, may decrease.

Concerns over market volatility continue.

The capital and credit markets experienced unprecedented volatility and disruption during the financial crisis. While markets stabilized in 2010, further upheaval could produce downward pressure on stock prices and credit availability for certain issuers without regard to those issuers’ underlying financial strength. Under these extreme conditions, hedging and other risk management strategies may not be as effective at mitigating trading losses as they would be under less volatile market conditions. Moreover, under these conditions market participants are particularly exposed to trading strategies employed by many market participants simultaneously and on a large scale, such as crowded trades. Severe market events have historically been difficult to predict, however, and we could realize significant losses if unprecedented extreme market events were to continue, such as the recent conditions in the global financial markets and global economy. For a discussion of risk, see “Risk management” in the MD&A – Results of Operations section in the Annual Report.

If markets experience further upheavals, there can be no assurance that we will not experience an adverse effect, which may be material, on our ability to access capital and on our business, financial condition and results of operations.

We are subject to extensive government regulation and supervision, including regulation and supervision in non-U.S. jurisdictions.

We operate in a highly regulated environment, and are subject to a comprehensive statutory regulatory regime as well as oversight by governmental agencies. In light of the current conditions in the global financial markets and economy, the Obama Administration, Congress and regulators have increased their focus on the regulation of the financial services industry. New or modified regulations and related regulatory guidance, including under Basel III and the Dodd-Frank Act, may have unforeseen or unintended adverse effects on the financial services industry. The regulatory perspective, particularly that of the Federal Reserve Board, on regulatory capital requirements may affect our ability to make acquisitions, declare dividends or repurchase our common stock unless we can demonstrate, to the satisfaction of our regulators, that such actions would not adversely affect our regulatory capital position in the event of a severely stressed market environment. In addition, the implementation of certain of the regulations with regard to regulatory capital could disproportionately affect our regulatory capital position relative to that of our competitors. Failure to comply with laws, regulations or policies could result in sanctions by regulatory agencies, civil money penalties and reputational damage, which could have a material adverse effect on our business, financial condition and results of operations. Although we have policies and procedures designed to prevent any such violations, there can be no assurance that such violations will not occur. Laws, regulations or policies, including accounting standards and interpretations, currently affecting us and our subsidiaries may change at any time. Regulatory authorities may also change their interpretation of these statutes and regulations. Therefore, our business may be adversely affected by future changes in laws, regulations, policies or interpretations or regulatory approaches to compliance and enforcement. See “Supervision and Regulation” in this Form 10-K. Some of the governmental authorities which may assert jurisdictional regulatory authority over us are located in and operate under jurisdictions outside the United States. Such jurisdictions may utilize legal principles and systems that differ materially from those encountered in the United States. Among other things, litigation in foreign jurisdictions may be decided much more quickly than in the U.S., trials may not involve testimony of witnesses who are in the courtroom and subject to cross-examination, and trials may be based solely on submission of written materials. These factors can make issues of regulatory compliance and legal proceedings more difficult to assess.

Recent legislative actions may have an adverse effect on the Company’s operations.

In July 2010, President Obama signed into law the Dodd-Frank Act. This new law broadly affects the financial services industry, particularly those entities considered to be “systemically important”, such as bank holding companies with assets of over $50 billion, including BNY Mellon, by establishing a framework for systemic risk oversight, creating a liquidation authority, mandating higher capital and liquidity requirements, requiring banks to pay increased fees to regulatory agencies and numerous other provisions aimed at strengthening the sound operation of the financial services sector.

U.S. regulatory agencies – banking, securities and commodities – have begun to publish notices of proposed regulations required by Dodd-Frank during the past several months, and new bodies created by Dodd-Frank (including the FSOC and the Bureau of Consumer Financial Protection) are commencing operations. The related findings of various regulatory and commission studies, the interpretations issued as part of the rulemaking process and the final regulations that are issued with respect to various elements of the new law may cause changes that impact the profitability of our business activities and require that we change certain of our business practices and plans, including those relating to cross-selling our products and services. These changes could also expose us to additional costs (including increased legal and compliance costs) and require us to invest significant management attention and resources to make any necessary changes.

Strategic acquisitions may pose integration risks.

From time to time, to achieve our strategic objectives, we have acquired or invested in other companies or businesses, and may do so in the future. Each of these poses integration challenges, including successfully retaining clients and key employees of both businesses and capitalizing on certain revenue synergies. We cannot assure you that we will realize, when anticipated or at all, the positive benefits expected as a result of our acquisitions or that any businesses acquired will be successfully integrated.

A-4